

April 1, 2011

<u>Via E-mail</u>
Arnold Casale
Chief Executive Officer
Soupman, Inc.
1110 South Avenue, Suite 100
Staten Island, New York 10314

> **Re: Soupman, Inc.**
> **Item 4.01 Form 8-K and Form 8-K/A**
> **Filed March 11, 2011 and March 16, 2011, respectively**
> **File No. 0-53943**

Dear Mr. Casale:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief